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                            June 27, 2022

       Brent Willson
       Chief Executive Officer
       NeoVolta, Inc.
       13651 Danielson Street
       Suite A
       Poway, CA 92064

                                                        Re: NeoVolta, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed June 23, 2022
                                                            File No. 333-264275

       Dear Mr. Willson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form S-1 filed June 23,
2022

       Exhibits

   1. We note that each unit being offered will now consist of one share of common stock and two warrants each to
purchase one share of common stock. However, the first Whereas clause in the Warrant
Agency Agreement filed as exhibit 4.4 to your amended
                                                        Registration Statement
on Form S-1 filed on May 20, 2022 refers to each unit consisting of one share of common
stock and one warrant to purchase one share of common stock.
                                                        Please file as an
exhibit a revised Warrant Agency Agreement.
 Brent Willson
FirstName  LastNameBrent Willson
NeoVolta, Inc.
Comapany
June       NameNeoVolta, Inc.
     27, 2022
June 27,
Page 2 2022 Page 2
FirstName LastName
       You may contact Jeff Gordon at 202-551-3866 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Cavas Pavri, Esq.